Exhibit 99.1

METHANEX CORPORATION

ANNUAL INFORMATION FORM

www.methanex.com

March 24, 2011

REFERENCE INFORMATION

In this Annual Information Form (“AIF”), a reference to the “Company” refers to Methanex Corporation and a reference to “Methanex,” “we,” “us,” “our” and similar words refers to the Company and its subsidiaries or any one of them as the context requires, as well as their respective interests in joint ventures and partnerships.

We use the United States dollar as our reporting currency. Accordingly, unless otherwise indicated, all dollar amounts in this AIF are stated in United States dollars.

In this AIF, unless the context otherwise indicates, all references to “methanol” are to chemical-grade methanol. Methanol’s chemical formula is CH3OH and it is also known as methyl alcohol.

In this AIF, we incorporate by reference our 2010 Management’s Discussion and Analysis (“2010 MD&A”), which contains information required to be included in this AIF. The 2010 MD&A is publicly accessible and is filed on the Canadian Securities Administrators’ SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission’s EDGAR website at www.sec.gov.

The approximate conversion of measurement used in this AIF is as follows:

1 tonne of methanol = 332.6 US gallons of methanol

Some of the historical price data and supply and demand statistics for methanol and certain other industry data contained in this AIF are derived by the Company from industry consultants or from recognized industry reports regularly published by independent consulting and data compilation organizations in the methanol industry, including Chemical Market Associates Inc., Jim Jordan & Associates, Tecnon OrbiChem Ltd., Reed Business Information Ltd. and Consensus Economics Inc. Industry consultants and industry publications generally state that the information provided has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon in these reports.

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada and is used under license by us.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements with respect to us and the chemical industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply and timing for start-up of the same,

•	expected shut downs (either temporary or permanent) or re-starts of existing methanol supply (including our own facilities), including, without limitation, timing of planned maintenance outages,

•	expected methanol and energy prices,

•

expected levels and timing of natural gas supply to our plants, including without limitation, levels of natural gas supply from investments in natural gas exploration and development in Chile and New Zealand and availability of economically priced natural gas in Chile, New Zealand and Canada,

•	capital committed by third parties towards future natural gas exploration in Chile and New Zealand,

•	expected capital expenditures, including without limitation, those to support natural gas exploration and development in Chile and New Zealand and the restart of our idled methanol facilities,

•

anticipated production rates of our plants, including without limitation, our Chilean facilities, the new methanol plant in Egypt which is currently in the commissioning phase and the restart of our Medicine Hat facility expected in the second quarter of 2011,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected tax rates or resolutions to tax disputes,

•	expected cash flows and earnings capability,
•	anticipated completion date of, and cost to complete, our methanol project in Egypt and the Medicine Hat restart project,

•

ability to meet covenants associated with our long-term debt obligations, including without limitation, the Egypt limited recourse debt facilities which have conditions associated with operational completion of the plant and related mortgages which require actions by governmental entities,

•	availability of committed credit facilities and other financing,

•	shareholder distribution strategy and anticipated distributions to shareholders,

•	commercial viability of, or ability to execute, future projects or capacity expansions,

•	financial strength and ability to meet future financial commitments,

•

expected impact of regulatory actions, including assessments of carcinogenicity of methanol, formaldehyde and MTBE, the imposition of formaldehyde emission limits and legislation related to Co2 emissions in New Zealand and Canada,

•	expected global or regional economic activity (including industrial production levels),

•	expected actions of governments, gas suppliers, courts and tribunals, or other third parties, and

•	expected impact on our results of operations in Egypt and our financial condition as a consequence of actions taken by the Government of Egypt and its agencies.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives,

•	success of natural gas exploration in Chile and New Zealand and our ability to procure economically priced natural gas in Chile, New Zealand and Canada,

•	production rates of our facilities, including without limitation, our Chilean facilities, the new methanol plant in Egypt which is currently in the commissioning phase and the restart of our Medicine Hat facility expected in the second quarter of 2011,

•

receipt or issuance of third party consents or approvals, including without limitation, governmental registrations of land title and related mortgages in Egypt, governmental approvals related to natural gas exploration rights, rights to purchase natural gas or the establishment of new fuel standards,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	timing of completion and cost of our methanol project in Egypt and the Medicine Hat restart project,

•	ability to meet covenants associated with our long-term debt obligations, including without limitation, the Egypt limited recourse debt facilities which have conditions associated with operational completion of the plant and completion of certain land title registrations and related mortgages which require actions by governmental entities,

•	availability of committed credit facilities and other financing,

•	global and regional economic activity (including industrial production levels),

•	absence of a material negative impact from major natural disasters or global pandemics,

•	absence of a material negative impact from changes in laws or regulations, and

•	enforcement of contractual arrangements and ability to perform contractual obligations by customers, suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation.

•	conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, oil and oil derivatives,

•

the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in Chile, New Zealand and Canada on commercially acceptable terms,

•	the timing of start-up and cost to complete our new methanol joint venture project in Egypt,

•	the ability to successfully carry out corporate initiatives and strategies,
•	actions of competitors and suppliers,

•	actions of governments and governmental authorities including without limitation, implementation of policies or other measures that could impact the supply or demand for methanol or its derivatives,

•	changes in laws or regulations,

•

import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations or existing contractual arrangments,

•	world-wide economic conditions, and

•	other risks described in our 2010 MD&A.

In addition to the foregoing risk factors, the current uncertain economic environment has added additional risks and uncertainties, including changes in capital markets and corresponding effects on the Company’s investments, our ability to access existing or future credit and defaults by customers, suppliers or insurers.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

THE COMPANY

Methanex Corporation was incorporated under the laws of Alberta on March 11, 1968 and was continued under the Canada Business Corporations Act on March 5, 1992. Its registered and head office is located at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V6C 3M1 (telephone: 604-661-2600).

The following chart includes the Company’s principal operating subsidiaries and partnerships as of December 31, 2010 and, for each subsidiary or partnership, its place of organization and the Company’s percentage of voting interests beneficially owned or over which control or direction is exercised. The chart also shows our principal production facilities and their locations.

Methanex Corporation
(Canada)
Latin America
100%
Methanex Chile S.A.
(Chile)
Chile Methanol Plants[1]
(Chile)
North America and Caribbean
100%
Waterfront Shipping Company Limited
(Barbados)
Medicine Hat Plant[2]
(Alberta)
100%
Methanex Methanol Company, LLC
(Delaware)
100%
Methanex Trinidad (Titan) Unlimited
(Trinidad)
Titan Methanol Plant[3]
(Trinidad)
63.1%
Atlas Methanol Company Unlimited
(Trinidad)
Atlas Methanol Plant[4]
(Trinidad)
Asia Pacific
100%
Methanex Asia Pacific Limited
(Hong Kong)
100%
Methanex New Zealand Limited
(New Zealand)
100%
Methanex Motunui Limited
(New Zealand)
Motunui Methanol Plants[5]
(New Zealand)
Waitara Valley Methanol Plant[6]
(New Zealand)
Europe
100%
Methanex Europe NV
(Belgium)
Middle East & North Africa
60%
Egyptian Methanex Methanol Company S.A.E. (EMethanex)
(Egypt)
EMethanex Methanol Plant[7]
(Egypt)

(1)     Our plants in Chile represent 3.8 million tonnes per year of annual production capacity and since 2007 we have operated the site significantly below capacity due primarily to curtailments of natural gas supply from Argentina.

(2) Our 470,000 tonne per year plant in Medicine Hat is scheduled to restart in the second quarter of 2011.
(3) The Titan methanol plant represents 900,000 tonnes per year of annual production capacity.
(4) The Atlas methanol plant represents 1.15 million tonnes of annual production capacity.

(5)     The Motunui facilities in New Zealand can produce up to 1.7 million tonnes per year of methanol and were idled in November 2004 as a result of natural gas supply constraints. We restarted one idled 850,000 tonne per year Motunui plant in October 2008.

(6) Our 530,000 tonne per year Waitara Valley Plant in New Zealand was idled in October 2008 after the restart of our 850,000 tonne per year Motunui Plant.
(7) The 1.26 million tonne per year EMethanex methanol facility in Egypt is in the commissioning phase and produced first methanol in January 2011.

BUSINESS OF THE COMPANY

Overview of the Business

Methanol is a clear liquid commodity chemical that is predominantly produced from natural gas and also, particularly in China, from coal. Approximately two-thirds of all methanol demand is used to produce traditional chemical derivatives, including formaldehyde, acetic acid and a variety of other chemicals that form the basis of a large number of chemical derivatives for which demand is influenced by levels of global economic activity. The remaining one-third of methanol demand comes from the energy sector. There has recently been strong demand growth for methanol in energy-related applications such as direct methanol blending into gasoline and dimethyl ether (“DME”), which can be blended with liquefied petroleum gas (“LPG”) for use in household cooking and heating, and also as a substitute for diesel. Methanol is also used to produce biodiesel and methyl tertiary butyl ether (“MTBE”), a gasoline component.

We are the world’s largest supplier of methanol to the major international markets of Asia Pacific, North America, Europe and Latin America. Our total annual production capacity, including equity interest in jointly owned plants, is approximately 9.31 million tonnes and is located in Chile, Trinidad, New Zealand, Egypt and Canada. In Egypt, we have a 60% interest in a new 1.26 million tonne per year methanol plant (refer to Natural Gas Supply section on page 15 for more information). We have marketing rights for 100% of the production from our jointly owned plants in Trinidad and Egypt and this provides us with an additional 1.17 million tonnes per year of methanol offtake supply. In addition to the methanol produced at our sites, we purchase methanol produced by others under methanol offtake contracts and on the spot market. This gives us flexibility and certainty in managing our supply chain while continuing to meet customer needs and support our marketing efforts.

Our operations consist of the production and sale of methanol, which constitutes a single operation segment. Revenue, sales volumes and production volumes for each of the last two years can be found under Financial Highlights in our 2010 MD&A.

DEVELOPMENT OF THE BUSINESS AND CORPORATE STRATEGY

Our Strategy

Our primary objective is to create value by maintaining and enhancing our leadership in the global production, marketing and delivery of methanol to our customers. Our simple, clearly defined strategy – global leadership, low cost, and operational excellence – has helped us achieve this objective.

Global Leadership

Global Leadership is a key element of our strategy with a focus on maintaining and enhancing our position as the major supplier to the global methanol industry, enhancing our ability to cost-effectively deliver methanol supply to our customers and supporting global methanol demand growth for both traditional and energy-related methanol derivatives.

We are the leading supplier of methanol to the major international markets of North America, Asia Pacific, Europe and Latin America. Our sales volumes in 2010 represented approximately 15% of total global methanol demand and we grew sales volumes by 16% from 5.95 million tonnes in 2009 to 6.93 million tonnes in 2010. Our leadership position has enabled us to play an important role in the industry, which includes publishing Methanex reference prices that are generally used in each major market as the basis of pricing for most of our customer contracts (refer to Methanol Industry Information section on page 9 for further information).

The geographically diverse location of our production sites allows us to deliver methanol cost-effectively to customers in all major global markets, while our investments in global distribution and supply infrastructure, which includes a dedicated fleet of ocean-going vessels and terminal capacity within all major international markets, enable us to enhance value to customers by providing reliable and secure supply.

A key component of our Global Leadership strategy is a focus on strengthening our asset position and increasing production at our sites. We expect to increase production in 2011 with the start-up of production from the 1.26 million tonne per year methanol plant in Egypt and the restart of our 0.47 million tonne per year Medicine Hat, Alberta plant. Both of these sites are well located and will provide additional security of supply for our customers. Our methanol facilities in Chile represent 3.8 million tonnes of annual production capacity and since 2007 we have operated the site significantly below capacity. This is primarily due to curtailments of natural gas supply from Argentina (refer to Natural Gas Supply – Chile section on page 16 for further information). Our goal is to progressively increase production at our Chile site with natural gas from suppliers in Chile by supporting the acceleration of natural gas development in southern Chile. We are also focused on accessing additional natural gas supply to increase production in New Zealand, where we currently have approximately 1.35 million tonnes of idled annual production capacity.

Another key component of our Global Leadership strategy is our ability to supplement our methanol production with methanol purchased from others to give us flexibility in our supply chain and continue to meet customer commitments. We purchase through a combination of methanol offtake contracts and spot purchases. We manage the cost of purchased methanol by taking advantage of our global supply chain infrastructure, which allows us to purchase methanol in the most cost-effective region while still maintaining overall security of supply. We grew our sales and purchasing levels in 2010 in anticipation of increased production from the Egypt plant. However, we expect purchased methanol will represent a lower proportion of our overall sales volumes with increased production in Egypt and Canada in 2011.

The Asia Pacific region continues to lead global methanol demand growth and we have invested in and developed our presence in this important region. In 2007, we added storage capacity in China, and combined with our storage facilities in Korea, this has allowed us to cost-effectively manage supply to customers in this region. We have offices in Hong Kong, Shanghai, Beijing, Korea and Japan to enhance customer service and industry positioning in the region. This also enables us to participate in and improve our knowledge of the rapidly evolving and high growth methanol markets in China and other Asian countries. Our expanding presence in Asia has also helped us identify several opportunities to support the development of applications for methanol in the energy sector.

With China continuing to demonstrate the success of methanol for use in energy markets, other countries are also considering the use of methanol in energy applications and we are involved in a project to test methanol fuel blending in Trinidad. We are also working with several producers of renewable methanol to help develop markets that recognize the unique characteristics of methanol produced from renewable feedstock. We also continued to advance our joint venture DME project in Egypt.

Low Cost

A low cost structure is an important element of competitive advantage in a commodity industry and is a key element of our strategy. Our approach to major business decisions is guided by our drive to improve our cost structure, expand margins and return value to shareholders. The most significant components of our costs are natural gas for feedstock and distribution costs associated with delivering methanol to customers.

Our production facilities in Trinidad represent 2.05 million tonnes per year of competitive cost production capacity. These facilities are well located to supply markets in North America and Europe and are underpinned by take-or-pay natural gas purchase agreements where the gas price varies with methanol prices.

As described above, we expect an increase in our production capability in 2011 from the new methanol plant in Egypt and the restart of our Medicine Hat, Alberta plant. We also are focused on accessing natural gas to increase production at our existing sites in Chile and New Zealand. We believe these initiatives will further enhance our competitive cost structure and our ability to cost-effectively deliver methanol to customers (refer to the Natural Gas Supply section on page 15 for more information).

The cost to distribute methanol from production facilities to customers is also a significant component of our operating costs. These include costs for ocean shipping, in-market storage facilities and in-market distribution. We are focused on identifying initiatives to reduce these costs, including optimizing the use of our shipping fleet to reduce costs and taking advantage of prevailing conditions in the shipping market by varying the type and length of term of ocean vessel contracts. We are continuously investigating opportunities to further improve the efficiency and cost-effectiveness of distributing methanol from our production facilities to customers. We also look for opportunities to leverage our global asset position by entering into product exchanges with other methanol producers to reduce distribution costs.

Operational Excellence

We maintain a focus on operational excellence in all aspects of our business. This includes excellence in our manufacturing and supply chain processes, marketing and sales, human resources, corporate governance practices and financial management.

To differentiate ourselves from our competitors, we strive to be the best operator in all aspects of our business and to be the preferred supplier to customers. We believe that reliability of supply is critical to the success of our customers’ businesses and our goal is to deliver methanol reliably and cost-effectively. We have a commitment to Responsible Care (a risk-minimization approach developed by the Chemistry Industry Association of Canada) and we use it as the umbrella under which we manage issues related to health, safety, the environment, community involvement, social responsibility, security and emergency preparedness at each of our facilities and locations. We believe our commitment to Responsible Care helps us reduce the likelihood of unplanned shutdowns and safety incidents and achieve an excellent overall environmental record. In 2010, we experienced no employee recordable injuries across the organization as well as improvement in contractor safety performance resulting in overall safety performance that exceeds the Canadian industry average for comparable companies (refer to the Responsible Care section on page 19 for more information).

Product stewardship is a vital component of our Responsible Care culture and guides our actions through the complete life cycle of our product. We aim for the highest safety standards to minimize risk to our employees, customers and suppliers as well as to the environment and the communities in which we do business. We promote the proper use and safe handling of methanol at all times through a variety of internal and external health, safety and environmental initiatives, and we work with industry colleagues to improve safety standards and regulatory compliance. We readily share our technical and safety expertise with key stakeholders, including customers, end-users, suppliers, logistics providers and industry associations in the methanol and methanol applications marketplace through active participation in local and international industry seminars and conferences, and online education initiatives.

As a natural extension of our Responsible Care ethic, we have a Social Responsibility policy that aligns our corporate governance, employee engagement and development, community involvement and social investment strategies with our core values and corporate strategy.

Our strategy of operational excellence includes the financial management of the Company. We operate in a highly competitive commodity industry. Accordingly, we believe it is important to maintain financial flexibility and we have adopted a prudent approach to financial management. At December 31, 2010, we had a strong balance sheet with a cash balance of $194 million, a $200 million undrawn credit facility and no re-financing requirements until mid-2012. We believe we are well positioned to meet our financial commitments and continue investing to grow our business.

METHANOL INDUSTRY INFORMATION

General

In 2010, approximately two-thirds of all methanol was used to produce formaldehyde, acetic acid and a variety of other chemicals that form the foundation of a large number of chemical derivatives for which demand is influenced by levels of global economic activity. These derivatives are used to manufacture a wide range of products, including plywood, particleboard, foams, resins and plastics. The remainder of methanol demand is largely in the energy sector, principally as a feedstock in the production of direct blending into gasoline, DME, biodiesel and MTBE.

Methanol is a commodity chemical and the methanol industry has historically been characterized by cycles of oversupply caused by either excess supply or reduced demand, resulting in lower prices and idling of capacity, followed by periods of shortage and rising prices as demand exceeds supply until increased prices lead to new plant investment or the restart of idled capacity.

The methanol market is global and, over the last several years, has become more complex and subject to increasingly diverse influences due to the expanding number of uses for methanol and its derivatives around the world, combined with volatile global energy prices and significant increases to capital costs for new methanol plants. The global economic slowdown had a significant negative impact on demand in our industry in late 2008 and early 2009. However, in 2009 and through 2010, demand for methanol improved significantly as global economies recovered. See Demand Factors below for more information.

Refer to the Risk Factors and Risk Management section of our 2010 MD&A for more information regarding risks related to methanol price cyclicality and methanol demand, as well as the current uncertain economic environment and its impact on the methanol industry and our Company.

Demand Factors

Reflecting the diversity of its uses, methanol demand is influenced by a wide range of economic, industrial, environmental, legal, regulatory and other factors and risks. More recently, demand has also been influenced by energy prices due to the growing use of methanol in energy applications.

We estimate that global demand for methanol in 2010 increased by approximately 13% to approximately 45 million tonnes. This increase was driven primarily by China, both in traditional chemical derivatives as well as energy applications. More recently, we have seen increases in traditional derivative demand in other regions, including Europe and North America.

Overall, traditional chemical derivatives accounted for 60% of the annual 2010 growth and grew by 12% year-over-year, while energy demand accounted for 40% of the annual 2010 growth and grew by 16% year-over-year.

Chemical Derivative Demand

Historically, demand growth for methanol in chemical derivatives has been closely correlated to levels of industrial production. The use of methanol derivatives such as formaldehyde and acetic acid in the building industry means that building and construction cycles and the level of wood production, housing starts, refurbishments and consumer spending are important factors in determining demand for such derivatives. Demand is also affected by automobile production, durable goods production, industrial investment and environmental and health trends, as well as new product development. Historically, chemical derivative demand for methanol has been relatively insensitive to changes in methanol prices. We believe this demand inelasticity is due to the fact that there are few cost-effective substitutes for methanol-based chemical derivative products and because methanol costs in most cases account for only a small portion of the value of many of the end products. In 2010, chemical derivative demand represented approximately two-thirds of total global demand.

Formaldehyde Demand

In 2010, methanol demand for the production of formaldehyde represented approximately 34% of global demand. The largest use for formaldehyde is as a component of urea-formaldehyde and phenol-formaldehyde resins, which are used as wood adhesives for plywood, particleboard, oriented strand board, medium-density fibreboard and other reconstituted or engineered wood products. There is also demand for formaldehyde as a raw material for engineering plastics and in the manufacture of a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products.

Acetic Acid Demand

In 2010, methanol used to produce acetic acid was approximately 11% of global methanol demand. Acetic acid is a chemical intermediate used principally in the production of vinyl acetate monomer, acetic anhydride, purified terephthalic acid and acetate solvents, which are used in a wide variety of products, including adhesives, paper, paints, plastics, resins, solvents, pharmaceuticals and textiles.

Other Chemical Derivative Demand

The remaining chemical derivative demand for methanol is in the manufacture of methylamines, methyl methacrylate and a diverse range of other chemical products that in turn are ultimately used to make products such as adhesives, coatings, plastics, film, textiles, paints, solvents, paint removers, polyester resins and fibres, explosives, herbicides, pesticides and poultry feed additives. Other end uses include silicone products, aerosol products, deicing fluid, windshield washer fluid for automobiles and antifreeze for pipeline dehydration.

Energy and Other Chemical Demand

There are several energy-related uses for methanol that have developed more recently and many of these have experienced substantial growth. We believe that these energy-related uses have the potential to grow further, particularly in an environment of higher energy prices. These include direct blending of methanol into gasoline and diesel fuel (primarily in China), DME and biodiesel. Methanol has also been used to make MTBE, a gasoline additive, for many years.

In 2010, methanol demand for energy-related uses continued to grow in the high energy demand environment and represented approximately 33% of total global demand. This 33% was comprised of methanol for the production of MTBE, which represented about 13% of 2010 demand, while other energy applications, including direct blending of methanol into gasoline, DME and biodiesel, accounted for approximately 20% of 2010 demand (compared to 19% in 2009). DME and fuel blending were the fastest-growing end-use segments for methanol in 2010, with methanol DME demand growing at approximately 32% and methanol into fuel blending growing at 16%.

Methanol Demand for Fuel

Methanol may be blended into gasoline for use as a transportation fuel to reduce reliance on imported oil products and because of its clean air benefits and competitive pricing relative to gasoline. Methanol-gasoline blending in China has grown rapidly and significantly over the last several years. In addition, smaller quantities of methanol are also used directly as a cooking fuel. In 2010, we estimate that methanol demand for fuel applications in China – blending into gasoline for use as a transportation fuel as well as methanol used directly as a cooking fuel – was approximately 4.5 million tonnes (compared to approximately 3.9 million tonnes in 2009). Chinese demand for methanol blending into gasoline has remained strong due to the favourable economics of methanol compared to other gasoline components as well as China’s continued economic growth in 2010, which has boosted automobile sales and thus gasoline demand. Chinese gasoline prices have remained high in relation to methanol prices, and profits for fuel blenders in China have continued to be healthy through 2010. The Chinese government also continues to introduce industry standards that support the use of methanol as a fuel. National standards for M-100 and M-85 methanol gasoline (100% methanol and 85% methanol blends) took effect at the end of 2009. We expect the Government of China to introduce the M-15 (15% methanol blend) national standard in 2011 and provincial M-15 standards are already in place in six provinces (Shanxi, Shaanxi, Zhejiang, Heilongjiang, Liaoning and Guizhou). In addition, provincial standards are also in place for other methanol blends (M-10, M-25, M-30, M-45 and M-50). We believe that these standards will provide a further catalyst to grow methanol fuel blending in China. We also understand that certain Chinese provincial and national government organizations are conducting further research and trials using methanol as a transportation fuel.

No countries outside China are actively blending methanol into gasoline on the scale seen in China. However, a number of other countries have been exploring fuel-blending programs. In addition, some major auto companies in Europe and Asia and some government bodies are conducting research and trials related to the use of methanol as a transportation fuel.

DME Demand

DME is a clean-burning fuel that can be stored and transported like LPG. DME, which is typically produced from methanol, can be blended up to approximately 20% with LPG and used for household cooking and heating. DME has experienced rapid growth for blending into LPG and we believe it will continue to show strong growth in coming years, particularly in China and in an environment of higher energy prices. DME can also be used as a clean-burning substitute for diesel fuel in transportation. However, while the technology for using DME as a diesel fuel substitute is well advanced, it has not yet entered widespread commercialization. In 2010, a new “DME as city gas” national standard was published in China and we expect it to be implemented in 2011. In 2010, global methanol demand for use in DME was estimated at approximately 3.1 million tonnes (compared to 2.3 million tonnes in 2009). DME projects are also planned or under construction in regions outside of China, including Egypt and a number of other countries.

Biodiesel Demand

Biodiesel is a renewable fuel made from plant oils or animal fats that requires an alcohol, such as methanol, as part of the production process. As well, a significant quantity of methanol is consumed to manufacture the catalyst used to produce biodiesel. In 2010, global demand for methanol use in biodiesel was estimated at 1.5 million tonnes (compared to 1.4 million tonnes in 2009). We expect future growth in biodiesel will be driven primarily by higher energy prices and government programs to promote a renewable alternative to petroleum fuels, such as the Renewable Fuel Standard (RFS-2) legislation passed by the US Senate in December 2010, which we anticipate to have a positive impact on US biodiesel demand growth in 2011 and beyond.

MTBE Demand

MTBE is used primarily as a source of octane and as an oxygenate for gasoline to reduce the amount of harmful exhaust emissions from motor vehicles.

Environmental concerns and legislative action in the United States related to gasoline leaking into water supplies from underground gasoline storage tanks led to the phase-out of MTBE as a gasoline additive in the United States in 2006. In addition, governmental efforts in recent years in some other jurisdictions, primarily in the European Union, Japan and Latin America, to promote biofuels and alternative fuels through legislation are putting competitive pressures on the use of MTBE in gasoline in these countries. This has resulted in some MTBE producers switching production to ethyl tert-butyl ether (“ETBE”) to access biofuels incentives. However, MTBE remains a competitive and efficient oxygenate providing clean air benefits. Countries facing significant gasoline demand growth, as well as environmental concerns – such as China – are generating an increasingly strong MTBE demand. As a result, some oxygenate producers in 2009/2010 have converted back to MTBE and new MTBE capacity has been added in China to satisfy this growing demand. We believe that global demand for MTBE in 2011 should remain relatively stable, despite somewhat lower demand in the Western world. This is due to increases in fuel demand in emerging regions like China, the Middle East and Latin America.

Methanol-to-Olefins

Light olefins (ethylene and propylene) are the basic building blocks to make plastics. Olefins can be produced from various feedstocks, including naphtha, LPG, natural gas and methanol. Ethylene and propylene are further processed to produce polyethylene and polypropylene, both of which have wide application in packaging, textiles, plastic parts and containers and automotive components. Polypropylene in particular, is experiencing fast-growing global demand growth. In China, olefins have historically been produced in naphtha-based steam cracker complexes, but increasingly the feedstock considered for new olefins plants is methanol via coal. Methanol-to-olefins (“MTO”) is emerging in China as a substitute for naphtha-based olefins. We are aware of one MTO plant that commenced operations in 2010 and more are planned to come onstream in 2011 and beyond. These projects consume a substantial amount of methanol and there are a number of projects under development in several countries. MTO is currently more competitive than naphtha-based olefins, and if the growing market interest in merchant MTO plants is realized, we believe this could have a significant positive impact on demand for methanol in the future.

Regulatory Developments Affecting Demand

There are various studies and legislative proposals currently under way in a number of countries with respect to the carcinogenicity classification of, and the reduction of permitted exposure levels for, methanol, formaldehyde and MTBE. Such studies and proposals could lead to regulatory or other actions that could materially reduce demand for methanol. Refer to the Risk Factors and Risk Management section of our 2010 MD&A for more information regarding risks to methanol demand related to regulatory developments.

Supply Factors

While a significant amount of new methanol capacity has come on stream over the past several years, a large number of methanol producers with higher cost structures have shut down plants. Methanol is predominantly produced from natural gas and is also produced from coal, particularly in China. In addition, the industry has historically operated significantly below stated capacity on a consistent basis, even in periods of high methanol prices, due primarily to shutdowns for planned and unplanned repairs and maintenance as well as shortages of feedstock and other production inputs.

Newer world-scale methanol plants are generally constructed in remote coastal locations with access to lower cost feedstock, although this advantage is sometimes offset by higher distribution costs due to their distance to major markets. There is typically a span of four to six years to plan and construct a new world-scale methanol plant. As well, additional methanol supply can potentially become available by restarting methanol plants whose production has been idled, relocating methanol plants to lower production cost locations, carrying out major expansions of existing plants and de-bottlenecking existing plants to increase their production capacity.

Typical of most commodity chemicals, periods of high methanol prices encourage high cost producers to operate at maximum rates and also encourage the construction of new plants and expansion projects, leading to the possibility of oversupply in the market. However, historically, many of the announced capacity additions have not been constructed for a variety of reasons. There are significant barriers to entry in this industry. The construction of world-scale methanol facilities requires significant capital over a long lead time, a location with access to significant natural gas or coal feedstock with appropriate pricing, and an ability to cost-effectively and reliably deliver methanol to customers.

During 2010, there were three significant methanol production capacity additions outside of China that totaled approximately 2.8 million tonnes. These included a 0.9 million tonne per year facility in Brunei and a 1.0 million tonne per year facility in Oman, which both started up in the first half of 2010, and a 0.9 million tonne per year facility that was added in Venezuela during the latter half of 2010. Over the next two-year period to the end of 2012, it is projected that new methanol capacity, restarts, and expansions outside of China will add approximately 3.3 million tonnes of capacity to the global industry, which includes our own 1.26 million tonne Egypt plant and 0.47 million tonne Medicine Hat plant. We believe that this increase in capacity will be offset by global demand growth outside of China, import growth into China and further closures of high cost capacity in the industry.

With respect to China, we estimate that approximately 7.0 million tonnes of new capacity was added in 2010. However, we believe that this was offset by the closure of several smaller, older high cost coal-based plants, resulting in a net addition of approximately 3.0 million tonnes for 2010. Over the next two-year period to the end of 2012, we anticipate that approximately 9.0 million tonnes of new capacity will be added, but further shut-ins are likely to lead to a net addition of only approximately 3.5 million tonnes. The Chinese methanol industry has historically operated at low rates due to various constraints related to feedstock availability, weather restrictions (typically during winter) and technical/operational issues. There has also been increasing pressure on the Chinese methanol industry’s cost structure as a result of escalating feedstock costs for both coal and natural gas-based producers. In addition, the majority of the methanol produced in China is made from coal and is typically lower quality and not suitable for all customers. During the latter half of 2010 we also witnessed the temporary shut-in of some coal-based capacity due to plant emission controls imposed by the Chinese government. We believe that in a high global energy price environment, methanol demand in China should continue to grow at high rates. This will more than offset increases of domestic production in China and we anticipate that imports of methanol into China will remain high over the coming period.

Methanol Prices

Methanol is an internationally traded commodity. Methanol prices have historically been cyclical and sensitive to overall production capacity relative to demand, the price of feedstock (primarily natural gas or coal), energy prices and general economic conditions. The following chart shows published methanol contract prices (in United States dollars per tonne) in the United States Gulf, Western Europe and Asia:

CMAI US GULF AND WESTERN EUROPE METHANOL CONTRACT PRICES JANUARY 2000 to JANUARY 2011

AND METHANEX ASIAN POSTED CONTRACT PRICE (APCP) SEPTEMBER 2002 to JANUARY 2011

*	We began publishing our Methanex Asian Posted Contract Price in September 2002

Methanol prices in the United States, Europe and Asia Pacific have largely tracked each other. The majority of methanol sold globally is priced with reference to various published regional contract prices to which discounts may be applied. While there is a significant spot market in Asia, the spot market in Europe, North America and Latin America is relatively small in relation to the total volume of methanol traded.

Currently, the majority of our sales are covered by long-term or rolling shorter-term sales contracts. We publish a regional non-discounted price for each major methanol market and these posted prices are reviewed and revised monthly or quarterly based on industry fundamentals and market conditions. Most of our customer contracts now use published Methanex reference prices as a basis for pricing, and customer discounts to these prices may apply based on various factors. In addition, we have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin. As a result of these contracts, the difference between our non-discounted published reference prices and our realized prices is expected to narrow during periods of lower pricing. In 2010, sales under these contracts represented approximately 8% of our total sales volumes (compared to approximately 19% of our total sales volumes in 2009).

Our average realized methanol price in 2010 was $306 per tonne, compared to $225 per tonne in 2009. While there were some fluctuations in price over the course of the year due to the start-up of new capacity and other supply factors, the generally high energy price environment and growing demand for methanol supported strong pricing through 2010. In addition, the industry faced supply challenges during the last quarter of the year that resulted in increased global prices during that quarter. In January 2011, our average non-discounted methanol price across all major regions was approximately $450 per tonne. Going forward, methanol prices will continue to depend primarily on global energy prices, industry operating rates, the rate of industry re-structuring, and the strength of global demand.

PRODUCTION

Production Process

The methanol manufacturing process used in our facilities typically involves heating natural gas, mixing it with steam and passing it over a nickel catalyst where the mixture is converted into carbon monoxide, carbon dioxide and hydrogen. This reformed gas (also known as synthesis gas or syngas) is then cooled, compressed and passed over a copper-zinc catalyst to produce crude methanol. Crude methanol consists of approximately 80% methanol and 20% water by weight. To produce chemical-grade methanol, crude methanol is distilled to remove water, higher alcohols and other impurities.

Operating Data and Other Information

We endeavour to operate our production facilities around the world in an optimal manner to lower our overall delivered cost of methanol. Scheduled shutdowns of plants typically occur every three or more years and are necessary to change catalysts or perform maintenance activities that cannot otherwise be completed with the plant operating (a process commonly known as a turnaround), and these shutdowns typically take between three and four weeks. Catalysts generally need to be changed every six years, although there is flexibility to extend catalyst life if conditions warrant. Careful planning and scheduling is required to ensure that maintenance and repairs can be carried out during turnarounds. In addition, both scheduled and unscheduled shutdowns may also occur between turnarounds. We prepare a comprehensive eight-year turnaround plan that is updated annually for all of our production facilities.

The following table sets forth the annual production capacity and actual production for our facilities that operated for the last two years (in the case of Atlas and Egypt, both of which are joint ventures, the table reflects our proportionate share in each):

	Year Built	Annual Production Capacity(1)	2010 Production	2009 Production
		(000 tonnes/year)	(000 tonnes)	(000 tonnes)
Chile
Chile I	1988	882	—	—
Chile II	1996	990	159	275
Chile III	1999	1,088	776	667
Chile IV	2005	840	—	—

Trinidad
Titan	2000	900	891	764
Atlas(2)	2004	1,150	884	1,015

New Zealand
Motunui 1	1985	850	—	—
Motunui 2	1985	850	830	822
Waitara Valley	1983	530	—	—

Egypt(3)	2011	760	—	—

Medicine Hat(4)	1981	470	—	—

Total		9,310	3,540	3,543

(1)	The stated production capacity for our facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities.
(2)	The production capacity represents our 63.1% interest in the Atlas methanol facility; our partner, BP, owns 36.9%.
(3)	The production capacity represents our 60% interest in the Egypt methanol facility, which is in the commissioning phase and produced first methanol in January 2011.
(4)	The Medicine Hat methanol facility is scheduled to restart in the second quarter of 2011.

Refer to the Production Summary section of our 2010 MD&A for more information.

MARKETING

We sell methanol on a worldwide basis to every major market through an extensive marketing and distribution system with marketing offices in North America (Vancouver and Dallas), Europe (Brussels and Billingham, England), Asia Pacific (Hong Kong, Shanghai, Tokyo, Beijing and Seoul), Latin America (Santiago, Chile), and the Middle East (Dubai, UAE). Most of our customers are large global or regional petrochemical manufacturers or distributors. Refer to the Risk Factors and Risk Management section of our 2010 MD&A for more information regarding customer credit risk.

We believe our ability to sell methanol from a number of geographically dispersed production sites enhances our ability to secure major chemical and petrochemical producers as customers for whom reliability of supply and quality of service are important. Our global network of marketing offices, together with storage and terminal facilities and worldwide shipping operations, also allow us to provide larger customers with multinational sourcing of product and other customized arrangements.

In addition to selling methanol that we produce at our own facilities, we also sell methanol that we purchase from other suppliers through methanol purchase agreements and on the spot market. We do this to meet customer needs, support our marketing efforts and build our sales base prior to bringing on our own new capacity.

DISTRIBUTION AND LOGISTICS

The majority of our methanol production facilities around the world are located adjacent to deepwater ports. Methanol is pumped from our coastal plants by pipeline to these ports for shipping. We currently own or manage a fleet of 19 ocean-going vessels to ship this methanol. We also lease or own in-region storage and terminal facilities in the United States, Canada, Europe, Latin America and Asia. In North America and Europe we use barge, rail and, to a lesser extent, truck transport in our delivery system.

To retain optimal flexibility in managing our shipping fleet, we have entered into short-term and long-term time charter agreements covering vessels with a range of capacities. We also ship methanol under contracts of affreightment and through spot arrangements. We use larger vessels as key elements in our supply chain to move product from our production facilities to storage facilities located in major ports and for direct delivery to some customers. We also use smaller vessels capable of entering into restricted ports to deliver directly to other customers.

The cost to distribute methanol to customers represents a significant component of our operating costs. These include costs for ocean shipping, storage and distribution. We are focused on identifying initiatives to reduce these costs and we seek to maximize the use of our shipping fleet to reduce costs. We take advantage of prevailing conditions in the shipping market by varying the type and length of term of ocean vessel charter contracts. We are continuously investigating opportunities to further improve the efficiency and cost-effectiveness of distributing methanol from our production facilities to customers. We also look for opportunities to leverage our global asset position by entering into product exchanges with other methanol producers to reduce distribution costs.

Our Atlas and Titan plants in Trinidad are ideally located to supply customers in the United States and Europe. Our plant in New Zealand supplies customers in the Asia Pacific region. Our production site in Chile can supply all global regions due to its geographic location. Our Egypt plant which is in the commissioning phase is well situated to service European markets and can also serve Asian markets. Our Medicine Hat facility, scheduled to restart in the second quarter of 2011, is well situated to supply our customer base in North America.

Due to the natural gas curtailments at our Chilean facilities that have caused the loss of a significant amount of our Chilean production since 2007, we have had excess shipping capacity that is subject to fixed time charter costs. We have been mitigating some of these costs by entering into sub-charters and third-party backhaul arrangements. However, we cannot provide assurance that we will continue to be able to mitigate these costs in the future.

NATURAL GAS SUPPLY

General

Natural gas is the principal feedstock for methanol at our production facilities and accounts for a significant portion of our total production costs. Accordingly, our profitability depends in large part on both the security of supply and the price of natural gas. An important part of our strategy is to ensure long-term security of supply of natural gas feedstock. If, for any reason, we are unable to obtain sufficient natural gas for any of our plants on commercially acceptable terms or there are interruptions in the supply of contracted natural gas to our facilities, we could be forced to curtail production or close such plants. Refer to the Risk Factors and Risk Management – Security of Natural Gas Supply and Price section of our 2010 MD&A.

Most of the natural gas supply contracts for our production facilities are “take-or-pay” contracts denominated in United States dollars that include base and variable price components to reduce our commodity price risk exposure. “Take-or-pay” means that we are obliged to pay for the gas supply regardless of whether or not we take delivery. Such commitments are typical in the methanol industry. These contracts generally provide a quantity that is subject to take-or-pay terms that is lower than the maximum quantity that we are entitled to purchase. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. We believe this pricing relationship enables these facilities to be competitive throughout the methanol price cycle and provides gas suppliers with attractive returns.

Chile

Since 2007, we have operated our methanol facilities in Chile significantly below site capacity primarily due to curtailments of natural gas supply from Argentina. In June 2007, our natural gas suppliers from Argentina curtailed all gas supply to our plants in Chile in response to various actions by the Argentinean government, including imposing a large increase to the duty on natural gas exports. Under the existing circumstances, we do not expect to receive any further natural gas supply from Argentina. As a result of the Argentinean natural gas supply issues, all of the methanol production at our Chile facilities since June 2007 has been produced with natural gas from Chile.

We have a number of existing long-term supply agreements in place with the state-owned energy company Empresa Nacional del Petroleo (“ENAP”) that have expiration dates that range from 2017 to 2025 and represent 20% of the contracted natural gas supply for our Chilean facilities when operated at capacity. Under these contracts, we have the right to receive quantities of “make-up gas” if ENAP fails to deliver quantities of gas that it is obligated to deliver to us. Over the last few years, ENAP has delivered less than the full amount of natural gas that it was obligated to deliver under these contracts.

Our goal is to progressively increase production at our Chile site with natural gas from suppliers in Chile. We are pursuing investment opportunities with ENAP, GeoPark Chile Limited (“GeoPark”) and others to help accelerate natural gas exploration and development in southern Chile. We are working with ENAP to develop natural gas in the Dorado Riquelme block in southern Chile. Under the arrangement, we fund a 50% participation in the block; at the end of 2010, we had contributed approximately $86 million. Over the past few years, we have also provided $57 million in financing to GeoPark (of which approximately $32 million had been repaid at the end of 2010) to support and accelerate GeoPark’s natural gas exploration and development activities in southern Chile. GeoPark has agreed to supply us with all natural gas sourced from the Fell block in southern Chile under a ten-year exclusive supply arrangement that commenced in 2008. Approximately 60% of total production at our Chilean facilities is currently being produced with natural gas supplied from the Fell and Dorado Riquelme blocks.

Other investment activities are also supporting the acceleration of natural gas exploration and development in areas of southern Chile. In late 2007, the government of Chile completed an international bidding round to assign oil and natural gas exploration areas that lie close to our production facilities and announced the participation of several international oil and gas companies. The terms of the agreements from the bidding round require minimum investment commitments. To date, two companies that participated in the bidding round have advised of gas discoveries and we expect first deliveries of gas from these new finds in 2011. We are participating in a consortium for two exploration blocks under this bidding round – the Tranquilo and Otway blocks. The consortium includes Wintershall, GeoPark and Pluspetrol, each having 25% participation, and International Finance Corporation (a member of the World Bank Group) and Methanex each having 12.5% participation. GeoPark is the operator of both blocks.

Our methanol facilities in Chile produced 0.94 million tonnes of methanol in both 2010 and 2009. During 2010, natural gas deliveries from ENAP were lower than 2009 primarily as a result of declines in deliverability from existing wells, offset by increased natural gas deliveries from the Dorado Riquelme block in 2010 compared with 2009. As we entered 2011, we were operating one plant at approximately 65% capacity at our Chile site and the short-term outlook for gas supply in Chile continues to be challenging. While significant investments have been made in the last few years for natural gas exploration and development in southern Chile, the timelines for a significant increase in gas deliveries to our plants are much longer than we originally anticipated. As a result, we expect there to be short-term pressure on gas supply in southern Chile that could impact the operating rate of our Chile site, particularly in the southern hemisphere winter months when residential energy demand is at its peak.

Refer to the Risk Factors and Risk Management – Chile section of our 2010 MD&A for more information.

Trinidad

Our equity interest in two methanol facilities in Trinidad (Atlas and Titan) represents approximately 2.05 million tonnes of annual capacity. Natural gas for these facilities is sourced from gas fields that are located off the coast of Trinidad. These fields are operated by major international oil and gas companies. The National Gas Company of Trinidad and Tobago Limited (“NGC”) transports the gas by pipeline to a processing facility located near our facilities and from there it is distributed and sold under individual contracts to industrial consumers.

Natural gas is supplied to our facilities under contracts with NGC, which purchases the gas from gas producers under back-to-back purchase arrangements. Titan’s take-or-pay gas supply contract with NGC expires in 2014, with an option to renew for a further five years subject to availability of gas and agreement on price. The price paid for gas by the Titan plant is based on a fixed escalation of a minimum US dollar base price plus a variable price component that is determined with reference to average published industry methanol prices each quarter. Under the contract, NGC is obligated to supply, and we are obligated to take-or-pay for, a specified annual quantity of natural gas. Gas paid for, but not taken, by the Titan plant in any year may be received in subsequent years subject to some limitations. The Atlas plant’s gas contract with NGC expires in 2024 and the price formula and take-or-pay obligations are similar to those found in Titan’s gas contract.

New Zealand

We have three plants in New Zealand with a total production capacity of up to 2.2 million tonnes. Two 850,000 tonne per year plants are located at Motunui and the remaining 530,000 tonne per year plant is located nearby, at Waitara Valley. In 2004 we idled our two Motunui plants but continued to operate the Waitara Valley plant until October 2008 to match natural gas supply availability. In October 2008, we restarted one plant in Motunui and idled the Waitara Valley plant, and we have been operating the single Motunui plant since that time. We have natural gas contracts with a number of gas suppliers that will allow us to continue to operate the Motunui plant through to the end of 2012. The Motunui plant produced 830,000 tonnes of methanol during 2010. Our idled Motunui plant and Waitara Valley plant provide the potential to increase production in New Zealand, depending on methanol supply and demand and the availability of natural gas on commercially acceptable terms.

We believe there has been continued improvement in the natural gas supply outlook in New Zealand and we continue to pursue opportunities to obtain economically priced natural gas with suppliers in New Zealand to underpin a restart of a second plant. We are also pursuing opportunities to accelerate the exploration and development of natural gas in the area close to our plants. During 2010, we entered into an agreement to help accelerate natural gas exploration with Kea Exploration (“Kea”), an oil and gas exploration and development company with licences and permits to explore areas of the Taranaki basin in New Zealand close to our plants. Under the agreement, funding will be shared 50% by both parties, and we will be entitled to all natural gas deliveries from our participation at a price that is competitive to our other locations in Trinidad, Chile and Egypt. During 2010, we spent approximately $10 million on exploration activities with Kea. Under the agreement, there are no minimum investment commitments and future contributions will be agreed by the parties on an ongoing basis.

Egypt

We have a 25 year, take-or-pay natural gas supply agreement for a 1.26 million tonne per year methanol plant that we have constructed in Egypt. The plant is in the commissioning phase and produced first methanol in January 2011. In March 2011, EGAS (the gas supplier to EMethanex) requested us to enter into discussions concerning the gas supply agreement based on a 2008 government declaration concerning natural gas pricing. The Company met with EGAS concerning this issue and based on these discussions, we do not believe that this issue will result in a material adverse impact on the anticipated results of operations from the Egypt plant or on our financial condition. Any ultimate outcome of this issue would be subject to ratification by various parties.

Canada

We have a 470,000 tonne per year plant in Medicine Hat, Alberta that was idled in 2001 due to high natural gas feedstock prices in North America. During the past few years there have been improvements in natural gas supply in North America that have provided the opportunity to secure sufficient natural gas on commercially acceptable terms to enable a restart of this facility.

In 2010, we secured 80% of the natural gas requirements for this plant at market-based prices for a period of 19 months beginning on April 1, 2011. This gas will be utilized in the plant or resold into the market during plant outages. The remaining 20% of the natural gas requirements are being purchased on an opportunistic basis.

FOREIGN OPERATIONS AND GOVERNMENT REGULATION

General

We have substantial operations and investments outside of North America, and as such we are affected by foreign political developments and federal, provincial, state and other local laws and regulations. To date, we believe we have complied in all material respects with governmental requirements. We are subject to risks inherent in foreign operations, including loss of revenue, property and equipment as a result of expropriation, import or export restrictions, nationalization, war, civil unrest, insurrection, acts of terrorism and other political risks; increases in duties, taxes and governmental royalties; renegotiation of contracts with governmental entities; as well as changes in laws or policies or other actions by governments that may adversely affect our operations.

We derive the majority of our revenue from production and sales by subsidiaries outside of Canada, and the payment of dividends or the making of other cash payments or advances by these subsidiaries to us may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxation or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.

The dominant currency in which we conduct business is the United States dollar, which is also our reporting currency. The most significant components of our costs are natural gas feedstock and ocean-shipping costs, substantially all of which are incurred in United States dollars. Some of our underlying operating costs and capital expenditures, however, are incurred in currencies other than the United States dollar, principally the Canadian dollar, the Chilean peso, the Trinidad and Tobago dollar, the New Zealand dollar, the euro and the Egyptian pound. We are exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. A portion of our revenue is earned in Euros and British pounds. We are exposed to declines in the value of these currencies compared to the United States dollar, which could have the effect of decreasing the United States dollar equivalent of our revenue.

Trade in methanol is subject to duty in a number of jurisdictions. Methanol sold in China from any of our producing regions is currently subject to duties ranging from 2.2% to 5.5%. In 2010, the Chinese Ministry of Commerce investigated allegations made by domestic Chinese producers related to dumping into China of imported methanol. In December 2010, the Ministry recommended duties of approximately 9% be imposed on methanol imports from New Zealand, Malaysia and Indonesia. However, citing special circumstances, the Customs Tariff Commission of the State Council, which is China’s chief administrative authority, suspended enforcement of the recommended dumping duties with the effect that methanol will continue to be allowed to be imported from these three countries without the imposition of additional duties. If the suspension is lifted, we do not expect there to be a significant impact on industry supply/demand fundamentals and we would realign our supply chain.

Methanol from Chile that is sold in Japan, one of the other major methanol markets in Asia, is not subject to duties. Free trade agreements allow methanol from Chile to be sold duty-free into North America and the European Union. Methanol from Trinidad may also be sold duty-free into Korea, North America and the European Union. Currently, the costs we incur in respect of duties are not significant. However, there can be no assurance that the duties that we are currently subject to will not increase, that the suspension of Chinese dumping duties would not be lifted, that duties will not be levied in other jurisdictions in the future or that we will be able to mitigate the impact of future duties, if levied.

Chile

Our wholly owned subsidiary, Methanex Chile S.A. (“Methanex Chile”), owns the four methanol plants on our Chilean production site. Chilean foreign investment regulations provide certain benefits and guarantees to companies that enter into a foreign investment contract (“DL 600 Contract”) with Chile. Methanex Chile has entered into four DL 600 Contracts, substantially identical in all matters material for Methanex Chile, one for each of the plants. Under the DL 600 Contracts, Methanex Chile is authorized to remit from Chile, in US dollars or any other freely convertible currency, all or part of its profits and, after one year, its equity. As well, under the DL 600 Contracts, Methanex Chile has elected to pay income tax at the general applicable rate, currently 35%. The DL 600 Contracts provide that they cannot be amended or terminated except by written agreement.

Please also refer to the Natural Gas Supply – Chile section starting on page 16 for a discussion of the imposition of a significant increase to the duty on exports of natural gas from Argentina to Chile.

Trinidad

Our Atlas plant was declared an approved enterprise under the Fiscal Incentives Act of Trinidad and was granted, for a ten-year period beginning in 2004, total relief from corporate income tax for the first two years of operation, a rate of 15% for the following five years and a rate of 20% for the following three years. Atlas also has total relief from income tax on dividends or other distributions out of profits or gains derived from the manufacture of methanol (other than interest) and has been granted import duty concessions on building materials and machinery and equipment imported into Trinidad and used in connection with the facility. The applicable corporate income tax rate without tax relief is currently 35%.

New Zealand

New Zealand has enacted legislation to safeguard claims by Maori tribes (the indigenous people of New Zealand) against lands previously owned by state-owned enterprises and subsequently privatized. The land on which certain parts of the infrastructure for the Waitara Valley and Motunui plants are located (for example, a tank farm and various pipelines and pipeline valve and mixing stations) is subject to this legislation. There is a possibility that the tribunal that deals with Maori land claims could recommend the return of such land to Maori ownership. The New Zealand government would be required to comply with such a recommendation, subject to payment of compensation to the affected owner. We believe that, subject to receiving adequate compensation, such a forced divestment would not likely have a material adverse effect on our operations or financial condition. The land upon which the Waitara Valley and Motunui plants are located and the surrounding buffer zones of farmland owned by us are not subject to such forced divestment procedures.

Egypt

Our Egypt plant was constructed pursuant to Egypt’s Law No. 8 of 1997 on Investment Guarantees and Incentives. The Egypt plant is subject to domestic Egyptian tax laws, including a tax on earnings that is currently at a rate of 20%.

The start-up of our Egypt plant in early 2011 coincided with widespread anti-government protests and civil unrest in Egypt. For the safety and security of our employees, we took the decision to temporarily close our Cairo office and curtail the commissioning activities at the plant in Damietta, Egypt. As conditions stabilized, we reopened our Cairo office and our plant in Damietta resumed operations to continue the start-up and commissioning process. (Refer to the Risk Factors and Risk Management section of our 2010 MD&A for more information.)

RESPONSIBLE CARE

As a member of the Chemistry Industry Association of Canada (“CIAC”), the American Chemistry Council, Asociacion Gremial de Industriales Quimicos de Chile, Responsible Care New Zealand and as a signatory to the Association of International Chemical Manufacturers Responsible Care Manifesto (China), we are committed to the ethics and principles of Responsible Care.

Responsible Care is the umbrella under which we manage issues related to health, safety, the environment, community involvement, social responsibility, security and emergency preparedness at each of our facilities and locations.

Accordingly, we have established policies, systems and procedures to promote and encourage the responsible development, introduction, manufacture, transportation, storage, handling, distribution, use and ultimate disposal of chemicals and chemical products so as to do no harm to human health and well-being, the environment and the communities in which we operate while striving to improve the environment and people’s lives.

Methanex’s Responsible Care/Social Responsibility (“RC/SR”) policies and programs are based on CIAC’s RC Ethic and Principles for Sustainability and the CIAC RC Commitments (formerly known as Codes of Practice). Some of the countries where we operate have different standards than those applied in North America. Our policy is to adopt the more stringent of either Responsible Care practices or local regulatory or association requirements at each of our facilities. As a signatory to the CIAC RC Ethic and Principles for Sustainability, we subscribe to CIAC’s statement of sustainability: “We dedicate ourselves, our technology and our business practices to sustainability – the betterment of society, the environment and the economy.”

Sound corporate governance is the foundation of our long-term success and the sustainability of our operations. Our corporate governance policies ensure that we have strong management and clear direction for all of Methanex’s business affairs. The application of Responsible Care begins with our Board of Directors, where we have a Responsible Care Committee, and extends throughout our organization.

The Company’s Board of Directors and senior management team establish the direction for Methanex’s RC/SR practices. The Board’s Responsible Care Committee oversees RC program performance and issues at the policy level, while the Public Policy Committee provides focus on the SR program. The two committees consider ethics, accountability, governance, business relationships, products and services, community involvement and the protection of people and the environment. The Senior Vice President of Corporate Resources has overall responsibility for Methanex’s RC/SR policies and programs, ensuring that they align with the Board’s requirements and the Company’s business strategy. These programs are directed and managed by the Director of Responsible Care and the Director of Government & Public Affairs, who lead Methanex’s Global Responsible Care Team and Global Public Policy Team, respectively.

Methanex evaluates the performance of its RC/SR management system through internal and third-party external audit and assessment programs. The internal program includes ongoing in-region self-audits as well as a global audit conducted by Methanex subject matter experts every three years. Third-party verification of the performance of Methanex’s RC/SR program occurs every three years through the CIAC RC verification process.

We have an established Environment Policy that aligns with our goal to be a global leader in the chemical industry in environmental performance by reducing resource and energy use and minimizing waste and emissions. The Environment Policy requires that facilities have systems in place to: monitor and comply with all local environmental regulations as well as internal standards; periodically audit environmental performance and compliance; measure environmental performance against key performance indicators; report incidents with the potential to cause environmental harm; and demonstrate continual improvement. A Greenhouse Gas (“GHG”) Management Policy was introduced in 2010 in order to identify and address the risks associated with GHG emissions. The policy directs the Company to: consider the GHG-related risks when assessing new investments; improve reliability and utilization performance; evaluate energy-efficiency improvement opportunities; and keep an inventory of GHG emissions. These policies are reviewed at least biennially and are endorsed by the Board of Directors and approved by the Company’s senior management team.

We have also adopted a number of risk assessment tools that are formally applied as part of our normal business processes to identify and mitigate current and future environmental and process safety-related risks. When incidents do occur, we have a formal incident investigation process that ensures effective mitigation as well as application of lessons learned throughout our organization. As a result, we have had zero environmental non-compliances over the past four years.

As a natural extension of our RC ethic, we have a Social Responsibility Policy that aligns our corporate governance, employee engagement and development, community involvement and social investment strategies with our core values and corporate strategy. Specifically, our RC Policy commits the Company to recognize and respond to community concerns about the manufacture, storage, handling, transportation and disposal of our products and promptly provide information concerning any potential health or environmental hazard to the appropriate authorities, employees and all stakeholders. Methanex’s Social Responsibility Policy further commits the Company to have an open, honest, proactive relationship in the communities where we have a significant presence; to be accountable and responsive to the public; to have effective processes to identify and respond to community concerns; and to inform the community of risks associated with our operations.

We believe that Responsible Care helps us achieve safe and reliable operations, which in turn results in strong financial performance, effective and innovative minimization of environmental impacts and improved quality of life, particularly in communities where our employees reside.

ENVIRONMENTAL MATTERS

The countries in which we operate all have laws and regulations to which we are subject governing the environment and the management of natural resources, as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws and regulations governing emissions and the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with these laws and regulations may give rise to work orders, fines, injunctions, civil liability and criminal sanctions.

As a result of periodic external and internal audits, we believe that we materially comply with all existing environmental, health and safety laws and regulations to which our operations are subject. Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may also expose us to liability for the conduct of, or conditions caused by, others, or for our own acts even if we complied with applicable laws at the time such acts were performed. To date, environmental laws and regulations have not had a significant adverse effect on our capital expenditures, earnings or competitive position. However, operating petrochemical manufacturing plants and distributing methanol exposes us to risks in connection with compliance with such laws and we cannot provide assurance that we will not incur significant costs or liabilities in the future.

Management of Greenhouse Gas Emissions

We believe that minimizing emissions and waste from our business activities is good business practice. Carbon dioxide (“CO2”) is a significant by-product of the methanol production process. The amount of CO2 generated by the methanol production process depends on the production technology (and hence often the plant age), the feedstock and any export of by-product hydrogen. We continually strive to increase the energy efficiency of our plants, which not only reduces the use of energy but also minimizes CO2 emissions. We have reduced CO2 emission intensity in our manufacturing operations by 33% between 1994 and 2010 through asset turnover, improved plant reliability and energy efficiency and emissions management. Plant efficiency, thus CO2 emissions, is highly dependent on the design of the methanol plant, so the CO2 emission figure may vary from year to year depending on the asset mix that is operating. We also recognize that CO2 is generated from our marine operations, and in that regard we measure the consumption of fuels by our ocean vessels based on the volume of product transported. Between 2002 and 2010, we reduced our CO2 intensity (tonnes of CO2 from fuel burned per tonne of product moved) from marine operations by 17%. We also actively support global industry efforts to voluntarily reduce both energy consumption and CO2 emissions.

We manufacture methanol in Chile, Trinidad and New Zealand and we have constructed a new facility in Egypt. We are also currently working on restarting our manufacturing facility at Medicine Hat, Canada, with production expected to commence in the second quarter of 2011. All of these countries have signed and ratified the Kyoto Protocol. Under the Kyoto Protocol, the developing nations of Chile, Trinidad and Egypt are not currently required to reduce GHGs, whereas New Zealand and Canada are countries that have committed to GHG reductions during the first commitment period (2008-2012).

New Zealand passed legislation to establish an Emissions Trading Scheme (“ETS”) that came into force in 2010. The ETS imposes a carbon price on producers of fossil fuels, including natural gas, which is passed on to Methanex, increasing the cost of gas that Methanex purchases in New Zealand. However, as a trade-exposed company, Methanex is entitled to a free allocation of emissions units to partially offset those increased costs, and the legislation provides further moderation of any residual cost exposure until the end of 2012. Consequently, we do not believe that these costs will be significant to the end of 2012. However, after this date, the moderating features are expected to be removed and our eligibility for free allocation of emissions units will be progressively reduced. As a consequence, we will likely incur increased costs after 2012. It is impossible to accurately quantify the impact on our business after 2012 and therefore we cannot provide assurance that the ETS will not have a significant impact on our business after 2012.

Medicine Hat is located in the Canadian province of Alberta, which has an established GHG reduction regulation that is expected to apply to the plant in 2011. The regulation requires that established facilities reduce emissions intensities by up to 12% of their established emissions intensity baseline. “Emissions intensity” means the quantity of specified greenhouse gases released per unit of production. In order to meet the reduction obligation, a facility can choose to make emissions reduction improvements or it can opt to purchase either offset credits or “technology fund” credits for CDN-$15 per tonne of CO2 equivalent. Based on the expected GHG baseline intensity, we do not believe that, when applied, the cost will be material.

As part of our commitment to the ethic of Responsible Care, we believe it is important to promote renewable energy where it makes sense for our business. In this regard, we have constructed three wind turbines in southern Chile that were completed in late 2010 and are now supplying electricity to our nearby production facility. We have submitted an application to the United Nations for approval of this project as a Clean Development Mechanism project for carbon credits derived from this wind facility. We cannot provide assurance that this approval will be received. The facility has an installed generation capacity of 2.55 megawatts with an expected generation capacity of 1.28 megawatts based on a usage factor of approximately 50%. This project contributes to the diversification of energy resources in southern Chile.

Refer also to the Risk Factors and Risk Management section of our 2010 MD&A for more information regarding risks related to environmental regulations.

We have accrued $16.2 million for asset retirement obligations related to environmental remediation, site demolition and restoration for those sites where a reasonably definitive estimate of the fair value of the obligation can be made. During 2010, cash expenditures applied against the asset retirement obligations accrual were $0.3 million.

INSURANCE

The majority of our revenues are derived from the sale of methanol produced at our plants. Our business is subject to the normal hazards of methanol production operations that could result in damage to our plants. Under certain conditions, prolonged shutdowns of plants due to unforeseen equipment breakdowns, interruptions in the supply of natural gas or oxygen, power failures, loss of port facilities or any other event, including any event of force majeure, could adversely affect our revenues and operating income. We maintain operational and construction insurance, including business interruption insurance and delayed start-up insurance, subject to certain deductibles, that we consider to be adequate under the circumstances. However, there can be no assurance that we will not incur losses beyond the limits or outside the coverage of such insurance. From time to time, various types of insurance for companies in the chemical and petrochemical industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. There can be no assurance that in the future we will be able to maintain existing coverage, or that premiums will not increase substantially.

COMPETITION

The methanol industry is highly competitive. Methanol is a global commodity and customers base their purchasing decisions primarily on the delivered price of methanol and reliability of supply. The relative cost and availability of natural gas or coal feedstock and the efficiency of production facilities and distribution systems are also important competitive factors. Some of our competitors are not dependent on a single product for revenues and some have greater financial resources than we do. Our competitors include state-owned enterprises. These competitors may be better able than we are to withstand price competition and volatile market conditions. Because of our ability to service our customers globally, the reliability and cost-effectiveness of our distribution system and the enhanced service we provide customers, we believe we are well positioned to compete in each of the major international methanol markets.

EMPLOYEES

As of December 31, 2010, we had 1,017 employees (including our EMethanex joint venture).

RISK FACTORS

The risks relating to our business are described under the heading Risk Factors and Risk Management in our 2010 MD&A, and are incorporated in this document by reference. Any of those risks, as well as risks and uncertainties currently not known to us, could adversely affect our business, financial condition, results of operations or the market price of our securities.

DIVIDENDS

Dividends are payable to the holders of common shares of the Company (“Common Shares”) if, as and when declared by our Board of Directors and in such amounts as the Board of Directors may, from time to time, determine. The Company’s current dividend policy is designed so that the Company maintains conservative financial management appropriate to the historically cyclical nature of the methanol industry to preserve financial flexibility and creditworthiness.

We pay a quarterly dividend on the Common Shares. The first quarterly dividend of $0.05 per share was paid on September 30, 2002 and the dividend amount has been increased every year since then with the exception of 2009 and 2010. The table below shows the amount and percentage increases to the dividend since its inception in 2002:

Date	Quarterly Dividend Amount	% Increase
September 30, 2002	$0.050	n/a
September 30, 2003	$0.060	20%
September 30, 2004	$0.080	33%
June 30, 2005	$0.110	37.5%
June 30, 2006	$0.125	14%
June 30, 2007	$0.140	12%
June 30, 2008	$0.155	11%
June 30, 2009	$0.155	0%
June 30, 2010	$0.155	0%

The following table sets out the total amount of regular dividends per share paid on the Common Shares in each of the last three most recently completed financial years:

Financial Year Ended	Regular Dividend Paid per Share
December 31, 2008	$0.605
December 31, 2009	$0.620
December 31, 2010	$0.620

CAPITAL STRUCTURE

We are authorized to issue an unlimited number of Common Shares without nominal or par value and 25,000,000 preferred shares without nominal or par value.

Holders of Common Shares are entitled to receive notice of and attend all annual and special meetings and to one vote in respect of each Common Share held; receive dividends if, as and when declared by our Board of Directors; and participate in any distribution of the assets of the Company in the event of liquidation, dissolution or winding up.

Preferred shares may be issued in one or more series and the directors may fix the designation, rights, restrictions, conditions and limitations attached to the shares of each such series. Currently, there are no preferred shares outstanding.

Our bylaws provide that at any meeting of our shareholders a quorum shall be two persons present in person, or represented by proxy, holding shares representing not less than 20% of the votes entitled to be cast at the meeting. NASDAQ’s listing standards require a quorum for shareholder meetings to be not less than 33-1/3% of a company’s outstanding voting shares. As a foreign private issuer and because our quorum requirements are consistent with practices in Canada, our home country, under NASDAQ rules we are not subject to NASDAQ’s quorum requirement.

RATINGS

The following information relating to the Company’s credit ratings is provided as it relates to the Company’s financing costs, liquidity and operations. Specifically, credit ratings affect the Company’s ability to obtain short-term and long-term financing and the cost of such financing. Additionally, the ability of the Company to engage in certain collateralized business activities on a cost-effective basis depends on the Company’s credit ratings. A reduction in the current rating on the Company’s debt by its rating agencies, or a negative change in the Company’s ratings outlook could adversely affect the Company’s cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company’s ability to, and the associated costs of: (i) entering into ordinary course derivative or hedging transactions that may require the Company to post additional collateral under certain of its contracts, and (ii) entering into and maintaining ordinary course contracts with customers and suppliers on acceptable terms.

The following table sets forth the ratings assigned to the Company’s unsecured debt by Standard & Poor’s Financial Services (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”).

Security	S&P(1)	Moody’s(2)
Unsecured Notes	BBB-	Ba1
	(stable)	(stable)

(1)	S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to SD, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by S&P is the fourth highest of 13 categories. According to the S&P rating system, while an obligor rated BBB normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to weaken capacity to meet its financial commitments. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.
(2)	Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Ba is the fifth highest of nine categories and denotes obligations judged to have speculative elements and subject to substantial credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

The rating agencies regularly evaluate the Company, and their ratings of the Company’s long-term and short-term debt are based on a number of factors, including the Company’s financial strength as well as factors not entirely within the Company’s control, including conditions affecting the methanol industry generally and the wider state of the economy.

Credit ratings are intended to provide investors with an independent measure of the quality of an issue of securities. The foregoing ratings should not be construed as a recommendation to buy, sell or hold the securities, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. If any such rating is so revised or withdrawn, we are under no obligation to update this Annual Information Form.

MARKET FOR SECURITIES

Our Common Shares are listed on the Toronto Stock Exchange in Canada (trading symbol: MX), on the NASDAQ Global Market in the United States (trading symbol: MEOH) and on the Foreign Securities Market of the Santiago Stock Exchange of Chile (trading symbol: Methanex). The following table sets out the market price ranges and trading volumes of our Common Shares on the Toronto Stock Exchange as well as on the NASDAQ Global Market for each month of our most recently completed financial year (January 1, 2010 through December 31, 2010).

2010 Trading Volumes
The Toronto Stock Exchange Trading Symbol: MX				NASDAQ Global Market Trading Symbol: MEOH
	High (CDN$)	Low (CDN$)	Volume		High (US$)	Low (US$)	Volume
January	27.00	20.61	14,024,242	January	26.17	19.76	9,127,636
February	25.82	22.58	14,715,871	February	24.36	21.38	7,446,225
March	27.34	24.38	12,519,502	March	26.79	23.58	6,863,990
April	26.09	22.83	10,954,901	April	26.08	22.70	8,478,185
May	24.23	20.67	12,883,373	May	23.98	19.44	9,755,643
June	23.28	20.95	9,315,440	June	22.72	19.69	7,052,179
July	24.57	20.43	9,147,378	July	23.82	19.23	6,667,602
August	24.17	21.00	7,768,652	August	23.59	19.73	7,469,302
September	25.57	22.76	10,184,696	September	24.88	21.75	5,855,070
October	29.30	25.11	11,021,140	October	28.56	24.53	8,279,666
November	30.98	27.77	6,710,635	November	30.49	27.16	6,735,688
December	31.45	29.33	7,784,767	December	31.27	29.00	5,167,416

DIRECTORS AND EXECUTIVE OFFICERS

As at December 31, 2010, the directors and executive officers of the Company owned, controlled or directed, directly or indirectly, 519,621 Common Shares representing approximately 0.56% of the outstanding Common Shares as at December 31, 2010.

The following tables set forth the names and places of residence of the current directors and executive officers of the Company, the offices held by them in the Company, their current principal occupations, their principal occupations during the last five years and, in the case of the directors, the month and year in which they became directors:

Name and Municipality of Residence	Office	Principal Occupations and Positions During the Last Five Years	Director Since(13)
AITKEN, BRUCE Vancouver, British Columbia Canada	Director and President and Chief Executive Officer	President and Chief Executive Officer of the Company since May 2004.	July 2004

BALLOCH, HOWARD(2)(3)(4) Beijing China	Director	Chairman of Canaccord Genuity Asia Limited(6) since January 2011; prior thereto President of The Balloch Group since July 2001.	December 2004

CHOQUETTE, PIERRE(1)(3)(5) Vancouver, British Columbia Canada	Director	Corporate Director.	October 1994

COOK, PHILLIP(1)(4)(5) Austin, Texas USA	Director	Corporate Director. Senior Advisor to The Dow Chemical Company(7) from June 2006 to January 2007.	May 2006

HAMILTON, THOMAS Houston, Texas USA	Director and Chairman of the Board	Co-Owner of Medora Investments, LLC(8) since April 2003.	May 2007

KOSTELNIK, ROBERT(2)(4)(5) Corpus Christi, Texas USA	Director	President and Chief Executive Officer of Cinatra Clean Technologies, Inc.(9) since 2008. Vice President of Refining for CITGO Petroleum Corporation from 2006 until 2007.	September 2008

MAHAFFY, DOUGLAS(2)(3)(4) Toronto, Ontario Canada	Director	Corporate Director. Chairman of McLean Budden Limited(10) from February 2008 until March 2010; prior thereto Chairman and Chief Executive Officer of McLean Budden Limited since September 2006.	May 2006

POOLE, A. TERENCE(1)(2)(4) Calgary, Alberta Canada	Director	Corporate Director. Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation(11) from May 2000 to June 2006.	September 2003, and from February 1994 to June 2003

REID, JOHN(1)(3)(5) Vancouver, British Columbia Canada	Director	Corporate Director.	September 2003

RENNIE, JANICE(1)(3)(5) Edmonton, Alberta Canada	Director	Corporate Director.	May 2006

SLOAN, MONICA(2)(3)(5) Calgary, Alberta Canada	Director	Corporate Director. Chief Executive Officer of Intervera Ltd.(12) from January 2004 to December 2008.	September 2003

(1)	Member of the Audit, Finance and Risk Committee.
(2)	Member of the Corporate Governance Committee.
(3)	Member of the Human Resources Committee.
(4)	Member of the Public Policy Committee.
(5)	Member of the Responsible Care Committee.
(6)	Canaccord Genuity Asia Limited is an investment banking firm specializing in China and international firms active in the Chinese market.
(7)	The Dow Chemical Company provides chemical, plastic and agricultural products and services.
(8)	Medora Investments, LLC is a private investment firm.
(9)	Cinatra Clean Technologies, Inc. is the exclusive provider in the United States of the patented BLABO tank-cleaning process to the refining, pipeline and terminal sectors of the oil and gas industry.
(10)	McLean Budden Limited is an investment management firm that manages over $35 billion in assets for pension, foundation and private clients in Canada, the United States, Europe and Asia.
(11)	NOVA Chemicals Corporation is a commodity chemicals company.
(12)	Intervera Ltd. provided data quality products and services to the energy industry.
(13)	The Directors of the Company are elected each year at the Annual General Meeting of the Company and hold office until the close of the next Annual General Meeting or until their successors are elected or appointed.

Name and Municipality of Residence	Office	Principal Occupations and Positions During the Last Five Years
CAMERON, IAN P. Vancouver, British Columbia Canada	Senior Vice President, Corporate Development and Chief Financial Officer	Senior Vice President, Corporate Development and Chief Financial Officer of the Company since November 2010; prior thereto Senior Vice President, Finance and Chief Financial Officer of the Company since January 1, 2003.

FLOREN, JOHN Eastham, Massachusetts USA	Senior Vice President, Global Marketing and Logistics	Senior Vice President, Global Marketing and Logistics of the Company since June 2005.

GORDON, JOHN K. Vancouver, British Columbia Canada	Senior Vice President, Corporate Resources	Senior Vice President, Corporate Resources of the Company since September 1999.

MACDONALD, MICHAEL G. Vancouver, British Columbia Canada	Senior Vice President, Global Operations	Senior Vice President, Global Operations of the Company since November 2010; prior thereto Senior Vice President, Corporate Development of the Company since January 2004.

MILNER, RANDY M. Vancouver, British Columbia Canada	Senior Vice President, General Counsel and Corporate Secretary	Senior Vice President, General Counsel and Corporate Secretary of the Company since October 2002.

SCHIODTZ, PAUL Santiago Chile	Senior Vice President, Latin America	Senior Vice President, Latin America of the Company since January 1, 2006.

WEAKE, HARVEY Auckland New Zealand	Senior Vice President, Asia Pacific	Senior Vice President, Asia Pacific of the Company since December, 2005.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Since the start of our most recently completed financial year, and for the three most recently completed financial years, no director or executive officer of the Company, and no person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the Company’s voting securities or any associate or affiliate of such persons, has had any material interest in any transaction involving the Company.

EXPERTS

KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of the US Securities Act of 1933, as amended, and the applicable rules and regulations thereunder.

LEGAL PROCEEDINGS

In 2009, the Board of Inland Revenue of Trinidad and Tobago issued an assessment against our wholly owned subsidiary, Methanex Trinidad (Titan) Unlimited, in respect of the 2003 and 2004 financial years. The assessments related to the deferral of tax depreciation deductions during a five-year tax holiday that ended in 2005. The impact of the amount in dispute as at December 31, 2010 is approximately $26 million in current taxes and $23 million in future taxes, exclusive of any interest charges. The Company has appealed the assessment. Based on the merits of the case and legal interpretation, management believes its position should be sustainable.

Other than the tax dispute with the Board of Inland Revenue of Trinidad and Tobago described immediately above: (i) during 2010, we were not a party to, and our property was not the subject of, any material legal proceedings, and (ii) we are not a party to, and our property is not the subject of, any material legal proceedings that are currently in place or that we know to be contemplated.

AUDIT COMMITTEE INFORMATION

The Audit Committee Charter

The Audit, Finance and Risk Committee (“Committee”) is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditors; the performance of the external auditors; risk management processes; financing plans; pension plans; and compliance by the Company with ethics policies and legal and regulatory requirements.

The Committee’s mandate sets out its responsibilities and duties. A copy of the Committee’s mandate is attached here as Appendix “A”.

Composition of the Audit Committee

The Committee is comprised of five directors: A. Terence Poole (Chair), Pierre Choquette, Phillip Cook, John Reid and Janice Rennie. Each Committee member is independent and financially literate. Mr. Poole is designated as the “audit committee financial expert.” The U.S. Securities and Exchange Commission has indicated that the designation of Mr. Poole as an audit committee financial expert does not make Mr. Poole an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Poole that are greater than those imposed on members of the Committee and Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Committee.

Relevant Education and Experience

The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Committee, including any education or experience that has provided the member with an understanding of the accounting principles we use to prepare our annual and interim financial statements.

Mr. A. Terence Poole

Mr. Poole is a corporate director. Prior to his retirement in June 2006, he was Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation (“NOVA”), a commodity chemical company with international operations. Prior to that position, Mr. Poole was the Executive Vice President, Finance and Strategy of NOVA from 1998 to 2000; Senior Vice President and Chief Financial Officer of NOVA Corporation from 1994 to 1998; and held other senior financial positions with NOVA Corporation from 1988. He has worked at other large public companies in various financial and business management capacities since 1971.

Mr. Poole is a Chartered Accountant and holds a Bachelor of Commerce degree from Dalhousie University in Halifax, Nova Scotia. Mr. Poole is a Member of the Canadian, Quebec and Ontario Institutes of Chartered Accountants and is also a Member of Financial Executives International.

Mr. Poole serves on the board of Pengrowth Energy Corporation and chairs its Audit Committee.

Mr. Poole has served on the Committee since September 2003, as well as from February 1994 to June 2003. Mr. Poole has chaired the Committee since May 2006.

Mr. Phillip Cook

Mr. Cook is a corporate director. He spent the majority of his career working for The Dow Chemical Company (“Dow Chemical”), which provides chemical, plastic and agricultural products and services. His most recent position at Dow Chemical was Senior Advisor from June 2006 until his retirement in January 2007. From 2005 to 2006, he was Corporate Vice President, Strategic Development and New Ventures. Other senior positions at Dow Chemical included Senior Vice President, Performance Chemicals and Thermosets for two years and Business Vice President, Epoxy Products and Intermediates for three years. Through Mr. Cook’s experience at Dow Chemical, he has gained an understanding of accounting and financial reporting, including internal controls and procedures for financial reporting.

Mr. Cook holds a Bachelor of Mechanical Engineering degree from the University of Texas at Austin and is a member of The Cockrell School of Engineering Advisory Board and the Environmental Sciences Institute Advisory Board of the University of Texas at Austin.

Mr. Cook has served on the Committee since May 2006.

Mr. Pierre Choquette

Mr. Choquette is a corporate director. He has over 25 years of senior management experience, concentrated in the petrochemical industry. Most recently he was Chairman of the Board of the Company from September 2003 until May 2010 and Chairman and Chief Executive Officer of the Company from September 2003 until May 2004. From October 1994 to September 2003 Mr. Choquette was President and Chief Executive Officer of the Company. Prior to joining the Company, Mr. Choquette had been President and Chief Operating Officer of Novacorp International and President of Polysar Inc.

Through Mr. Choquette’s experience as President and Chief Executive Officer and the deep knowledge of the Company he has gained during his 16-year involvement with the Company, he has an understanding of accounting and financial reporting, including internal controls and procedures for financial reporting.

Mr. Choquette holds a Bachelor of Arts, Bachelor of Science and a Master of Science in Chemical Engineering from Laval University, Quebec City. He is also a graduate of the Advanced Management Program at the Harvard Graduate School of Business Administration.

Mr. Choquette also serves as a director on the Canada Pension Plan Investment Board.

Mr. Choquette has served on the Committee since May 2010 and attended all Committee meetings from 1994 to 2004 in his capacity as CEO and the vast majority of Committee meetings in his capacity as Chairman of the Board from 2004 to 2010.

Mr. John Reid

Mr. Reid is a corporate director. He held the position of President and Chief Executive Officer of Terasen Inc., an energy distribution and transportation company, from November 1997 to November 2005, and prior to that was Executive Vice President and Chief Financial Officer of Terasen. Prior to joining Terasen, Mr. Reid was the President and Chief Executive Officer of Scott Paper. He also held various other senior positions at Scott Paper, including Corporate Vice President, Finance and Controller.

Mr. Reid is a Chartered Accountant and holds an economics degree from Newcastle University and is a Fellow of the British Columbia, England and Wales Institutes of Chartered Accountants.

Mr. Reid also serves on the board of Finning International Inc. as the Lead Independent Director, is a member of its Audit Committee and in the past was designated as its “financial expert.” Mr. Reid also sits on the board of the private companies Corix Infrastructure Inc. and Corix Water Products Inc.

Mr. Reid has served on the Committee since September 2003.

Ms. Janice Rennie

Ms. Rennie is a corporate director. From 2004 to 2005, Ms. Rennie was Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc. At that time, EPCOR built, owned and operated power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States. Prior to 2004, Ms. Rennie held senior management positions in a number of private firms, including Principal of Rennie & Associates, which provided investment and related advice to small and mid-sized companies.

Ms. Rennie holds a Bachelor of Commerce degree from the University of Alberta and is a Fellow of the Institute of Chartered Accountants of Alberta.

Ms. Rennie serves on the boards of Teck Resources Limited, West Fraser Timber Co. Ltd., Capital Power Corporation and Major Drilling Group International Inc. and is a member of all their Audit Committees. In addition, Ms. Rennie serves on the board and chairs the Audit Committee of Greystone Capital Management Inc., a private company.

Ms. Rennie has served on the Committee since May 2006.

Pre-Approval Policies and Procedures

The Committee annually reviews and approves the terms and scope of the external auditors’ engagement. The Committee oversees the Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions under which permissible services proposed to be performed by KPMG LLP, the Company’s external auditors, are pre-approved. The Committee has delegated to the Chair of the Committee pre-approval authority for any services not previously approved by the Committee. All such services approved by the Chair of the Committee are subsequently reviewed by the Committee.

All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.

Audit and Non-Audit Fees Billed by the Independent Auditors

KPMG LLP, Chartered Accountants, Vancouver, are the independent auditors of the Company. The holders of the Company’s Common Shares have resolved to have the directors of the Company determine the auditor’s remuneration. KPMG’s global fees relating to the years ended December 31, 2010 and December 31, 2009 are as follows:

US$000s	2010	2009
Audit Fees	1,600	1,429
Audit-Related Fees	138	166
Tax Fees	304	186

Total	2,042	1,781

The nature of each category of fees is described below.

Audit Fees

Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.

Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements were in respect of an “integrated audit” performed by KPMG globally. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as an opinion on the effectiveness of the Company’s internal controls over financial reporting. The increase in audit fees for 2010 compared with 2009 is primarily due to changes in foreign exchange rates.

Audit-Related Fees

Audit-related fees for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; and consultations related to the Company’s IFRS transition and the accounting or disclosure treatment of other transactions.

Tax Fees

Tax fees for professional services rendered for tax compliance and tax advice. These services consisted of: tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; and advisory services relating to domestic and international taxation.

TRANSFER AGENT AND REGISTRAR

Our principal transfer agent is CIBC Mellon Trust Company at its offices in Vancouver, British Columbia. Our co-transfer agent in the United States for our Common Shares is Registrar and Transfer Company at its offices in New Jersey.

CONTROLS AND PROCEDURES

Our disclosure controls and procedures are described under the heading Controls and Procedures in our 2010 MD&A and are incorporated in this AIF by reference.

CODE OF ETHICS

We have a written code of ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. A copy of our code, entitled “Code of Business Conduct”, can be found on our website at www.methanex.com or upon request from the Corporate Secretary at the address below under the heading “Additional Information”.

ADDITIONAL INFORMATION

Additional information relating to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in our Information Circular dated March 4, 2011 relating to our Annual General Meeting that will be held on April 28, 2011.

Additional financial information about the Company is provided in the Company’s financial statements for the year ended December 31, 2010 and in our 2010 MD&A.

Copies of the documents referred to above are available on the Canadian Securities Administrators’ SEDAR website at www.sedar.com and may also be obtained upon request from:

Methanex Corporation

Randy Milner

Senior Vice President, General Counsel and Corporate Secretary

1800 Waterfront Centre

200 Burrard Street

Vancouver, British Columbia V6C 3M1

Telephone: 604 661 2600

Facsimile: 604 661 2602

E-mail: rmilner@methanex.com

Additional information relating to the Company may be found on the Canadian Securities Administrators’ SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission’s EDGAR website at www.sec.gov.

APPENDIX “A”

METHANEX CORPORATION

AUDIT, FINANCE AND RISK COMMITTEE MANDATE

1.	Creation

A committee of the directors to be known as the “Audit, Finance and Risk Committee” (hereinafter referred to as the “Committee”) is hereby established.

2.	Purpose and Responsibility

The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Corporation’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditors; the performance of the external auditors; risk management processes; financing plans; pension plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements.

The Committee’s role is one of oversight. It is the responsibility of the Corporation’s management to plan audits and to prepare consolidated financial statements in accordance with generally accepted accounting principles (“GAAP”), and it is the responsibility of the Corporation’s external auditor to audit these financial statements. Therefore, each member of the Committee, in exercising his or her business judgment, shall be entitled to rely on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information, and on the accuracy of the financial and other information provided to the Committee by such persons or organizations. The Committee does not provide any expert or other special assurances as to the Corporation’s financial statements or any expert or professional certification as to the work of the Corporation’s external auditor. In addition, all members of the Committee are equally responsible for discharging the responsibilities of the Committee and the designation of one member as an “audit committee financial expert” pursuant to the Applicable Rules (as defined below) is not a statement of intention by the Corporation to impose upon such designee duties, obligations or liability greater than those imposed on such a director in the absence of such designation.

3.	Committee Membership

Composition of the Committee	a)	The Committee must be composed of a minimum of three directors.

Appointment and Term of Members	b)	The members of the Committee must be appointed or reappointed at the organizational meeting of the Board concurrent with each Annual General Meeting of the shareholders of the Corporation. Each member of the Committee continues to be a Committee member until a successor is appointed, unless he or she resigns or is removed by the Board or ceases to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy.

Financial Literacy and Independence	c)	Each member of the Committee shall meet the independence and experience requirements, and at least one member of the Committee shall qualify as an “audit committee financial expert.” These requirements shall be in accordance with the applicable rules and regulations (the “Applicable Rules”) of the Canadian Securities Administrators, the U.S. Securities and Exchange Commission, the Toronto Stock Exchange and the NASDAQ Stock Market.

	Appointment of Chair and Secretary	d)	The Board or, if it does not do so, the members of the Committee, must appoint one of their members as Chair. If the Chair of the Committee is not present at any meeting of the Committee, the Chair of the meeting must be chosen by the Committee from the Committee members present. The Chair presiding at any meeting of the Committee has a deciding vote in case of deadlock. The Committee must also appoint a Secretary who need not be a director.

	Use of Outside Experts	e)	Where Committee members believe that, to properly discharge their fiduciary obligations to the Corporation, it is necessary to obtain the advice of independent legal, accounting or other experts, the Chair shall, at the request of the Committee, engage the necessary experts at the Corporation’s expense. The Board must be kept apprised of both the selection of the experts and the experts’ findings through the Committee’s regular reports to the Board.

4.	Meetings

	Time, Place and Procedure of Meetings	a)	The time and place of Committee meetings, and the procedures for the conduct of such meetings, shall be determined from time to time by Committee members, provided that:

	Quorum		i)	a quorum for meetings must be three members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to communicate with each other;

	Quarterly Meetings		ii)	the Committee must meet at least quarterly;

	Notice of Meetings		iii)	notice of the time and place of every meeting must be given in writing or by electronic transmission to each member of the Committee and the external auditors of the Corporation at least 24 hours prior to the Committee meeting;

	Waiver of Notice		iv)	a member may waive notice of a meeting, and attendance at the meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;

	Attendance of External Auditors		v)	the external auditors are entitled to attend each meeting at the Corporation’s expense;

	Meeting with Financial Management		vi)	the Committee will, at least annually, meet with senior financial management, including the Chief Financial Officer and the Corporate Controller, without other members of management present;

	Meeting without Management		vii)	each regular meeting of the Committee will conclude with a session without any management personnel present;

	Calling a Meeting		viii)	a meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chair or Chief Executive Officer of the Corporation, by any member of the Committee or the external auditors; and

	Committee Determines Attendees		(ix)	notwithstanding the provisions of this paragraph, the Committee has the right to request any officer or employee of the Corporation or the Corporation’s outside counsel or external auditor to be present or not present at any part of the Committee meeting.

	Reports to the Board	b)	The Committee shall make regular reports to the Board.

5.	Duties and Responsibilities of the Committee

1)	Financial Statements and Disclosure

	Annual Report and Disclosures	a)

Review and discuss with management and the external auditor, and recommend for approval by the Board, the Corporation’s annual report, Annual Information Form, audited Annual Consolidated Financial Statements, annual Management’s Discussion and Analysis, Management Information Circular, any reports on adequacy of internal controls, and all financial statements in prospectuses or other disclosure documents.

	Prospectuses	b)

Review and recommend for approval by the Board all prospectuses and documents that may be incorporated by reference into a prospectus, including without limitation, material change reports and proxy circulars.

	Quarterly Interim Reports and Disclosures	c)	Review, discuss with management and the external auditor, and approve the Corporation’s interim reports, including the quarterly financial statements, interim Management’s Discussion and Analysis and press releases on quarterly and year-end financial results, prior to public release.

	Accounting Policies and Estimates	d)	Review and approve all accounting policies and estimates that would have a significant effect on the Corporation’s financial statements, and any changes to such policies. This review will include a discussion with management and the external auditor concerning:

			i)	any areas of management judgment and estimates that may have a critical effect on the financial statements;

			ii)	the effect of using alternative accounting treatments that are acceptable under GAAP;

			iii)	the appropriateness, acceptability and quality of the Corporation’s accounting policies; and

			iv)	any material written communication between the external auditor and management, such as the annual management letter and the schedule of unadjusted differences.

	Non-GAAP Financial Information	e)	Discuss with management the use of “pro forma” or “non-GAAP information” in the Corporation’s continuous disclosure documents.

	Regulatory and Accounting Initiatives	f)	Discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as the use of off-balance sheet structures on the Corporation’s financial statements.

	Litigation	g)	Discuss with the Corporation’s General Counsel, and with external legal counsel if necessary, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements.

	Financing Plans	h)	Review the financing plans and objectives of the Corporation, as received from and discussed with management.

2)	Risk Management and Internal Control

	Risk Management Policies	a)	Review and recommend for approval by the Board changes considered advisable, after consultation with management, to the Corporation’s policies relating to:

			i)	the risks inherent in the Corporation’s businesses, facilities and strategic direction;

			ii)	financial risks, including foreign exchange, interest rate and investment of cash;

			iii)	overall risk management strategies and the financing of risks, including insurance coverage in the context of competitive and operational considerations;

			iv)	the risk retention philosophy and the resulting uninsured exposure of the Corporation; and

			v)	shipping risk.

	Risk Management Processes	b)	Review with management at least annually the Corporation’s processes to identify, monitor, evaluate and address important enterprise-wide strategic and business risks.

	Adequacy of Internal Controls	c)	Review, at least quarterly, the results of management’s evaluation of the adequacy and effectiveness of internal controls within the Corporation in connection with the certifications signed by the CEO and CFO. Management’s evaluation will include a review of:

			i)	policies and procedures to ensure completeness and accuracy of information disclosed in the quarterly and annual reports, prevent earnings management and detect material financial statement misstatements due to fraud and error; and

			ii)	internal control recommendations of the external auditors and arising from the results of the internal audit procedures, including any special steps taken to address material control deficiencies and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls.

	Financial Risk Management	d)	Review with management activity related to managing financial risks to the Corporation, including hedging programs.

3)	External Auditors

	Appointment and Remuneration	a)	Review and recommend to the Board:

			i)	the selection, evaluation, reappointment or, where appropriate, replacement of external auditors; and

			ii)	the nomination and remuneration of external auditors to be appointed at each Annual General Meeting of Shareholders.

	Resolving Disagreements	b)	Resolve any disagreements between management and the external auditor regarding financial reporting.

	Direct Reporting to Committee	c)	The external auditors shall report directly to the Committee and the Committee has the authority to communicate directly with the external auditors.

	Quality Control and Independence	d)	Review a formal written statement requested at least annually from the external auditor describing:

			i)	the firm’s internal quality control procedures;

			ii)	any material issues raised by the most recent internal quality control review, peer review of the firm or any investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits of the Corporation carried out by the firm;

			iii)	any steps taken to deal with any such issues; and

			iv)	all relationships between the external auditors and the Corporation.

The Committee will actively engage in a dialogue with the external auditor with respect to whether the firm’s quality controls are adequate, and whether any of the disclosed relationships or non-audit services may impact the objectivity and independence of the external auditor based on the independence requirements of the Applicable Rules. The Committee shall present its conclusion with respect to the independence of the external auditor to the Board.

	External Audit Plan	e)	Review and approve the external audit plan and enquire as to the extent the planned audit scope can be relied upon to detect weaknesses in internal control or fraud or other illegal acts. Any significant recommendations made by the auditors for strengthening internal controls will be reviewed.

	Rotation of Senior Audit Partner	f)	Ensure the rotation of senior audit personnel who have primary responsibility for the audit work, as required by law.

	Remuneration of External Auditors	g)	Review and approve (in advance) the scope and related fees for all auditing services and non-audit services permitted by regulation that are to be provided by the external auditor in accordance with the Corporation’s Audit and Non-Audit Services Pre-Approval Policy, which is to be annually reviewed and approved by the Committee.

	Restrictions on Hiring Employees of External Auditor	h)	Ensure the establishment of policies relating to the Corporation’s hiring of employees of or former employees of the external auditor, if such individuals have participated in the audit of the Corporation, as required by law.

	Report from the External Auditors	i)	Prior to filing the Quarterly Consolidated Financial Statements and the Annual Consolidated Financial Statements, the Committee should receive a report from the external auditors on the results of the audit.

	Meeting with Auditors and Management	j)	The Committee should meet with the external auditors without management present and discuss any issues related to performance of the audit work, any restrictions and any significant disagreement with management. The Committee should also meet separately with management to discuss the same matters as those discussed with the external auditors.

4)	Internal Audit

	Internal Audit Plans	a)	Review and approve the annual Internal Audit Plan and objectives.

	Audit Findings and Recommendations	b)	Review the significant control issues identified in internal audit reports issued to management and the responses and actions taken by management to address weaknesses in controls.

	Meeting with Auditors	c)	The Committee will meet, without management present, with representatives of the accounting firm and/or the Corporation’s Internal Auditor that executed the annual Internal Audit Plan.

5)	Pension Plans

With respect to all investing and funding aspects of all defined benefit corporate sponsored pension plans of the Corporation and its wholly owned subsidiaries that have estimated actuarial liabilities in excess of US$10 million (collectively the “Retirement Plans”):

	Constitute Pension Committees	a)	Annually constitute Committees (the “Pension Committees”) with responsibility for the investment activities of the Retirement Plans’ trust funds.

	Statements of Pension Investment Policy and Procedures	b)	Review the Corporation’s Statement of Pension Investment Policy for the Retirement Plans’ trust funds whenever a major change is apparent or necessary.

	Amendments to Retirement Plans and Material Agreements	c)	Review and recommend to the Board any amendments to the Retirement Plans’ trust agreements and any material document written or entered into pursuant to the Retirement Plans’ trust agreements.

	Appointment of Auditors, Actuaries and Investment Managers	d)	Approve the recommendations of the officers of the Corporation regarding the reappointment or appointment of auditors and recommendations of the Pension Committees regarding appointment of investment managers and actuaries of the Retirement Plans.

	Retirement Plan Financial Statements	e)	Review and approve the annual financial statements of the Retirement Plans, and related trust funds, and the auditors’ reports thereon.

	Retirement Plan Report	f)	Review and recommend for approval by the Board, the annual report on the operation and administration of the Retirement Plans and related trust funds.

	Terms of Reference of the Pension Committees	g)	Review and recommend to the Board for approval the Terms of Reference of the Pension Committees (to be approved jointly with the Human Resources Committee of the Board) and any material amendments thereto.

	Delegation to the Pension Committees	h)	Approve the delegation of certain responsibilities to members of the Pension Committees.

	Actuarial Reports and Funding Assumptions	i)	Review the actuarial reports on the Retirement Plan as required by applicable regulations and any special actuarial reports.

With respect to all investing and funding aspects of all defined contribution pension plans and defined benefit pension plans that have estimated actuarial liabilities of less than US$10 million of the wholly owned subsidiaries of the Corporation (“other Retirement Plans”):

	Other Retirement Plans Report	j)	Receive from management and review with the Board, at least annually, a report on the operation and administration of other Retirement Plans’ trust funds, including investment performance.

	Delegation of Authority	k)	Administer and delegate to management-committees as considered advisable all other matters related to other Retirement Plans’ trust funds to which the Committee has been delegated authority.

6)	General Duties

	Code of Business Conduct Compliance	a)	Obtain a report at least annually from the Senior Vice President, General Counsel & Corporate Secretary on the Corporation’s and its subsidiary/foreign-affiliated entities’ conformity with applicable legal and ethical compliance programs (e.g., the Corporation’s Code of Business Conduct).

	Code of Ethics	b)	Review and recommend to the Board for approval a code of ethics for senior financial officers.

	Compliance Reporting Process	c)	Ensure that a process and procedure has been established by the Corporation for receipt, retention, and treatment of complaints regarding non-compliance with the Corporation’s Code of Business Conduct, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters. The Committee must ensure that procedures for receipt of complaints allow for confidential and anonymous submission of complaints from employees.

	Regulatory Matters	d)	Discuss with management and the external auditor any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Corporation’s compliance policies.

	Disclosure Policy	e)	Review annually and recommend to the Board for approval, the Corporation’s Disclosure policies. In particular, the Committee will review annually the Corporation’s procedures for public disclosure of financial information extracted or derived from the Corporation’s financial statements.

	Related-Party Transactions	f)	Review and approve all related-party transactions.

	Mandate Review	g)	Review and recommend to the Board for approval changes considered advisable based on the Committee’s assessment of the adequacy of this Mandate. Such review will occur on an annual basis and the recommendations, if any, will be made to the Board for approval.

	Annual Evaluation	h)	The Committee will conduct an annual evaluation to ensure that it has satisfied its responsibilities in the prior year in compliance with this Mandate.